UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

8 March 2016

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

GLOBAL IRON ORE AND STEEL FORECAST CONFERENCE

BHP Billiton Asset President, Western Australia Iron Ore, Edgar Basto, will present at the Global Iron Ore and Steel Forecast Conference, in Perth, Western Australia today.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

NEWS RELEASE

Release Time	IMMEDIATE

Date	8 March 2016

Release Number	9/16

BUILDING ON PRODUCTIVITY LEADERSHIP AND A STRONG ASSET BASE

BHP Billiton is meeting the challenges of the global iron ore market through a focus on productivity and a “relentless pursuit of the basics” in its Western Australia Iron Ore (WAIO) operations.

In a key note address at this year’s Global Iron Ore and Steel Forecast Conference, Asset President WAIO, Edgar Basto, spoke to the global market dynamics affecting one of Australia’s most important exports.

“Following a decade of strong growth driven by fixed assets investments, the Chinese economy is transitioning to a more consumer and services based model, with future growth likely to be inherently less steel intensive,” he said.

“The Chinese Government’s steel industry restructure plans will take time to implement but it’s important to note a reduction in excess capacity will mean improved sustainability of the industry and our customers are likely to benefit from any consolidation.”

Mr Basto reiterated that the mining industry would need to continue to meet the challenges of a lower price environment through productivity.

“Our structured approach to safely increasing the availability, utilisation and rate of our existing infrastructure will support continued productivity improvements at WAIO,” he said.

“We continue to increase our productivity in Port and Rail as we approach our targeted run rate of approximately 270 million tonnes per annum.

“This has been achieved through a range of measures such as the optimisation of our pit-to-port scheduling strategy and alignment of maintenance shutdowns across our mines, port and track.”

Mr Basto said BHP Billiton’s new Operating Model would also support safe delivery of further productivity gains from WAIO’s Tier 1 asset base in the Pilbara.

1

“Our productivity drive has supported an EBITDA margin of over 50 per cent at WAIO despite the iron ore price halving since 2012,” he said.

“Through the new Operating Model we will deliver faster replication of leading practices and improved technologies across all of BHP Billiton’s global operations as well as a major reduction in the costs of our functions.”

Mr Basto reinforced the Company’s commitment to Western Australia and its local communities.

“WAIO remains a strong supporter of the communities in which we operate, having committed A$300 million over the past five years to health, education and Indigenous development programs and community infrastructure.

“We are proud of the contribution we have made, and continue to make in WA. Despite the challenging market conditions faced by the industry, BHP Billiton is unwavering in its commitment to the State and our local communities.”

Further information on BHP Billiton can be found at: bhpbilliton.com

2

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Emily.Perry@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Eleanor Colonico	Andrew Gunn
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Eleanor.Colonico@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Paul Hitchins	United Kingdom and South Africa
Tel: +61 3 9609 2592 Mobile +61 419 315 001
Email: Paul.Hitchins@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and South Africa	Email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022
Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Jennifer White	Email: James.Wear@bhpbilliton.com
Tel: +44 207 802 7462 Mobile +44 7827 253 764
Email: Jennifer.White@bhpbilliton.com	Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
North America	Email: Joseph.Suarez@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
Email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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3

Safe. Productive. Efficient. Global Iron Ore & Steel Forecast Conference
Edgar Basto
Asset President Western Australia Iron Ore
8 March 2016 Eastern Ridge

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Edgar Basto, Asset President Western Australia Iron Ore Slide 2 8 March 2016

“We are in this for the long term and will continue to work with Vale and the people of Samarco to make sure there is a strong future for the region.” Andrew Mackenzie, BHP Billiton CEO
8 March 2016 Edgar Basto, Asset President Western Australia Iron Ore Slide 3

Key themes
The health and safety of our people and the communities in which we operate always come first
China’s steel demand growth slowing as the country transitions to the next phase of development
The cost curve will continue to flatten in the medium-term as low-cost supply exceeds demand growth
Our Tier 1 assets support high-margin operations and will continue to deliver strong returns
BHP Billiton’s simplified operating model will expedite significant savings
8 March 2016 Edgar Basto, Asset President Western Australia Iron Ore Slide 4

Short-term market outlook remains challenging
Steel demand growth in China will remain weak in the short term current cyclical downturn primarily driven by an oversupplied property market
Chinese steel demand becoming more variable as the country transitions to the next stage of development
Supply structure to evolve as committed growth comes to market and high cost producers are displaced high-cost private Chinese mines have responded to the sharp price reduction additional low-cost seaborne supply continues to ramp up
0
250
500
750
1,000
0
10
20
30
40
50
60
USA 1933-2014
Japan 1920-2014
Germany 1947-2014
China 1980-2014
Steel intensity per capita
(kg crude steel per capita, per annum) (GDP per capita, 000s US$ 2010 PPP)
Iron ore export share1 (%)
0
20
40
60
80
100
CY00
CY05
CY10
CY15
CY20e
WAIO
Rio Tinto Pilbara
FMG
Rest of WA
Vale
Other global exportsSource: World Steel Association, Wood Mackenzie 2015, BHP Billiton.
All iron ore products including lump, fines, pellet feed and pellets. BHP Billiton and Vale data excludes Samarco.
Edgar Basto, Asset President Western Australia Iron Ore Slide 5
8 March 2016

Prolonged period of market rebalancing
The cost curve will continue to flatten in the medium term as low-cost supply exceeds demand growth the marginal cost of supply continues to decline
Iron ore contestable demand will peak inline with China’s steel production and increased scrap availability manufacturing sectors (i.e. machinery and transportation) will support long-term Chinese steel demand we expect China’s crude steel production to peak between 935-985 Mt in the mid 2020s
Source: World Steel Association, CEIC, BHP Billiton analysis.
Others includes steel inventory changes by mills and traders, and steel demand from non-identified end user sectors.
Manufacturing-led growth in Chinese steel demand
(%)
0
25
50
75
100
2008
2015
2030e
Construction
Infrastructure
Machinery
Transportation
White goods
Metal goods
Others¹8 March 2016 Edgar Basto, Asset President Western Australia Iron Ore Slide 6

Safe and sustainable operations above all else

- Continued focus on culture of safety
  - managing and controlling fatal risks
  - eliminating serious injuries across our business
- Simple approach to productivity enables continuous safe and sustainable improvement
  - understanding the key value and cost drivers
  - using benchmarks and knowledge sharing to identify the gaps
  - executing the required changes safely and sustainably
- Productivity improvements reinforce key processes in place are delivering
  - >2,000 of our people own >5,500 ideas that have generated A$4.3 billion in productivity gains[1] since FY13

WA Iron Ore Team



5573 IDEAS

2370 OWNERS


Improvement since December 2013
Safety
7%
Continued improvement²
Culture
15%
Increased employee engagement³
Cost
47%
Declined to US$15.21 per tonne⁴
Volume
21%
131 Mt in H1 FY16⁵

A$4.3 billion in productivity gains[1]

1. Represents FY14, FY15 and H1 FY16 productivity-led volume and controllable cash cost efficiencies (100% basis).
2. Total Recordable Injury Frequency: H1 FY14 vs H1 FY16.
3. Employee Engagement Perception Survey results: May 2014 vs October 2015.
4. FOB unit cost excluding freight and royalties: H1 FY14 vs H1 FY16.
5. Saleable ore production (100% basis): H1 FY14 vs H1 FY16.

Edgar Basto, Asset President Western Australia Iron Ore
8 March 2016
Slide 7
bhpbilliton

Relentless pursuit of the basics
Equipment productivity is driving further volume growth better coordination of major plant shuts improved shutdown practices
extended and optimised wear life of major components
The value of the marginal tonne remains high
245 to 270 Mtpa with no fixed plant investment further supply chain optimisation improved port inflow scheduling to maximise car dumper utilisation
Ramp up of additional capacity at Jimblebar and further efficiency across the integrated supply chain will deliver an increase in system capacity to 290 Mtpa over time
Total car dumper net rate (index, January 2014 = 100)
90
100
110
120
Jan 14
Feb 14
Mar 14
Apr 14
May 14
Jun 14
Jul 14
Aug 14
Sep 14
Oct 14
Nov 14
Dec 14
Jan 15
Feb 15
Mar 15
Apr 15
May 15
Jun 15
Jul 15
Aug 15
Sep 15
Oct 15
Nov 15
Dec 15
10% increase
MAC OHP2 availability1 (index, January 2014 = 100)
90
100
110
120
Jan 14
Feb 14
Mar 14
Apr 14
May 14
Jun 14
Jul 14
Aug 14
Sep 14
Oct 14
Nov 14
Dec 14
Jan 15
Feb 15
Mar 15
Apr 15
May 15
Jun 15
Jul 15
Aug 15
Sep 15
Oct 15
Nov 15
Dec 15
10% increase
Six month moving average.
8 March 2016 Edgar Basto, Asset President Western Australia Iron Ore Slide 8

Continuing to deliver exceptional performance
0
10
20
30
H1 FY14
H2 FY14
H1 FY15
H2 FY15
H1 FY16
Our resource position enables sustained delivery of a high-quality, low-cost product over the long-term
WAIO delivered strong results in H1 FY16, despite significantly weaker prices FOB unit cost of US$15.21 per tonne1
Underlying EBITDA margin of 52%
US$1.8 billion of Underlying EBIT
Underlying EBIT margin of 34%
Sustained margins throughout the low-price environment committed to maximising returns from our already installed infrastructure average sustaining capital expenditure anticipated to remain at US$4/t further cost reduction to keep us at the left hand side of the cost curve
FOB unit cost comparison
(US$/wmt1)
Excluding freight and royalties.
0
50
100
150
0
20
40
60
80
H1 FY14
H2 FY14
H1 FY15
H2 FY15
H1 FY16
WAIO Underlying EBITDA margin (%)
US$/dmt CFR Platts EquivalentDelivering high margin even at low prices (Underlying EBITDA margin, %)
(US$/dmt CFR Platts Equivalent)
down 47% Edgar Basto, Asset President Western Australia Iron Ore Slide 9
8 March 2016

Productivity will be expedited under our simplified organisational structure

- BHP Billiton will have two regional units; Minerals Australia and Minerals Americas; and Petroleum as a third unit
  - Western Australia Iron Ore will form part of Minerals Australia
- Our new organisational structure is the next step to further de-layer, streamline and simplify
  - assets freed to focus on safety, volume and cost
  - enabled by globally integrated functional activities
  - global centres of excellence for projects and maintenance will be established
- Our strategy for Western Australia Iron Ore remains unchanged

Simplified organisation structure[1]


Executive Leadership Team
Minerals
Petroleum
Australia
Americas
Globally Integrated Functions / Marketing
Operated assets
Non-operated assets


Core operated
Non-core
Minerals Australia
Western Australia IO
Qld Coal BMA, BMC
NSW Energy Coal
Olympic Dam
Nickel West

1. Samarco and Jansen currently report into Dean Dalla Valle, Chief Commercial Officer.

Edgar Basto, Asset President Western Australia Iron Ore
8 March 2016
Slide 10
bhpbilliton

Key themes
The health and safety of our people and the communities in which we operate always come first
China’s steel demand growth slowing as the country transitions to the next phase of development
The cost curve will continue to flatten in the medium-term as low-cost supply exceeds demand growth
Our Tier 1 assets support high-margin operations and will continue to deliver strong returns
BHP Billiton’s simplified operating model will expedite significant savings
8 March 2016 Edgar Basto, Asset President Western Australia Iron Ore Slide 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 8, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary